Exhibit 99.5

Wipro Limited

Highlights for the Quarter ended December 31, 2024

REVENUE

$2.63 Bn

QoQ Constant Currency	YoY Constant Currency	Operating Margin
↑ 0.1%	↓ 0.7%	17.5%

STRATEGIC MARKET UNITS MIX

32.3%	30.6%	26.7%	10.4%
AMERICAS 1	AMERICAS 2	EUROPE	APMEA

SECTOR MIX

34.1%	19.0%	16.9%	15.3%	14.7%
Banking, Financial Services & Insurance	Consumer	Energy, Manufacturing & Resources	Technology & Communications	Health

TOTAL BOOKINGS $3.5 Bn
↓ 7.3% YoY CC

LARGE DEAL TCV $0.96 Bn
↑ 6.0% YoY CC

EPS ₹3.21
↑ 4.6% QoQ
↑ 24.4% YoY

Operating Cash Flow $576.4 Mn

Operating cash Flow/Net Income 146.5%

OUTLOOK

for the Quarter ending March 31, 2025

Revenue from our IT Services business segment to be in the range of $2,602 million to $2,655 million*. This translates to a sequential guidance of (-) 1.0% to + 1.0% in constant currency terms.

** Outlook for the Quarter ending March 31, 2025, is based on the following exchange rates: GBP/USD at 1.27, Euro/USD at 1.06, AUD/USD at 0.65, USD/INR at 84.29 and CAD/USD at 0.71*

CUSTOMER CONCENTRATION

TOP 1	TOP 5	TOP 10
4.5%	14.3%	23.7%

TOTAL HEADCOUNT	232,732	ATTRITION VOL – TTM	15.3%
NET UTILIZATION *EXCLUDING TRAINEES*	83.5%	OFFSHORE REVENUE *PERCENTAGE OF SERVICES*	60.8%

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Wipro Limited

Results for the Quarter ended December 31, 2024

A IT Services

	FY 24-25			FY 23–24			
	Q3	Q2	Q1	FY	Q4	Q3	Q2
IT Services Revenues ($Mn)	**2,629.1**	2,660.1	2625.9	**10,805.3**	2,657.4	2,656.1	2,713.3
Sequential Growth	**-1.2%**	1.3%	-1.2%	**-3.8%**	0.1%	-2.1%	-2.3%
Sequential Growth in Constant Currency Note 1	**0.1%**	0.6%	-1.0%	**-4.4%**	-0.3%	-1.7%	-2.0%
Operating Margin % Note 2	**17.5%**	16.8%	16.5%	**16.1%**	16.4%	16.0%	16.1%
Strategic Market Units Mix							
Americas 1	**32.3%**	30.8%	30.9%	**30.0%**	30.4%	31.0%	29.8%
Americas 2	**30.6%**	30.6%	30.8%	**30.1%**	30.7%	30.0%	29.9%
Europe	**26.7%**	27.9%	27.6%	**28.4%**	27.8%	27.7%	28.6%
APMEA	**10.4%**	10.7%	10.7%	**11.5%**	11.1%	11.3%	11.7%
Sectors Mix							
Banking, Financial Services and Insurance	**34.1%**	34.8%	34.0%	**33.4%**	33.5%	32.7%	33.6%
Consumer	**19.0%**	19.2%	19.2%	**18.8%**	18.7%	18.8%	18.7%
Energy, Manufacturing & Resources Note3	**16.9%**	17.0%	17.6%	**18.7%**	18.5%	18.5%	18.6%
Technology and Communications	**15.3%**	15.4%	15.3%	**15.9%**	15.2%	16.1%	16.4%
Health	**14.7%**	13.6%	13.9%	**13.2%**	14.1%	13.9%	12.7%
Total Bookings							
Total Bookings TCV ($Mn) Note 4	**3,514**	3,561	3,284	**14,907**	3,607	3,791	3,785
Large deal TCV ($Mn) Note 5	**961**	1,489	1,154	**4,573**	1,191	909	1,275
Guidance ($Mn)	**2,607 - 2,660**	2,600 - 2,652	2,617-2,670	-	2,615–2,669	2,617-2,672	2,722-2,805
Guidance restated based on actual currency realized ($Mn)	**2,575 – 2,628**	2,618 – 2,670	2,612-2,665	-	2,624–2,678	2,605-2,659	2,712-2,795
Revenues performance against guidance ($Mn)	**2,629**	2,660	2,626	-	2,657	2,656	2,713

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	FY 24-25			FY 23-24			
	Q3	Q2	Q1	FY	Q4	Q3	Q2
Customer size distribution (TTM)							
> $100Mn	18	21	22	22	22	22	22
> $75Mn	30	30	29	32	32	31	28
> $50Mn	42	42	43	45	45	46	51
> $20Mn	114	117	117	116	116	121	122
> $10Mn	187	186	192	205	205	203	207
> $5Mn	290	297	301	301	301	305	313
> $3Mn	403	411	407	409	409	430	437
> $1Mn	722	733	735	741	741	750	774
Revenue from Existing customers %	98.8%	99.4%	99.7%	98.9%	97.8%	98.8%	99.1%
Number of new customers	63	28	43	229	60	55	49
Total Number of active customers	1,299	1,342	1,364	1,371	1,371	1,349	1,393
Customer Concentration							
Top customer	4.5%	4.1%	4.0%	3.0%	3.8%	3.0%	3.0%
Top 5	14.3%	14.0%	13.6%	13.0%	13.4%	12.1%	12.3%
Top 10	23.7%	22.9%	22.5%	21.4%	22.0%	20.5%	20.6%
% of Revenue							
USD	62%	61%	61%	60%	60%	61%	60%
GBP	10%	11%	11%	11%	11%	10%	11%
EUR	10%	10%	10%	10%	10%	10%	10%
INR	4%	4%	4%	5%	5%	5%	5%
AUD	4%	4%	4%	4%	4%	4%	4%
CAD	3%	3%	3%	3%	3%	3%	3%
Others	7%	7%	7%	7%	7%	7%	7%
Closing Employee Count	232,732	233,889	232,911	232,614	232,614	239,655	244,707
Sales & Support Staff (IT Services)	15,311	15,336	15,539	15,601	15,601	15,833	16,778
Utilization Note 6							
Net Utilization (Excluding Trainees)	83.5%	86.4%	87.7%	84.8%	86.9%	84.0%	84.5%
Attrition							
Voluntary TTM (IT Services excl. DOP)	15.3%	14.5%	14.1%	14.2%	14.2%	14.2%	15.5%
DOP % — Post Training Quarterly	7.1%	7.9%	8.3%	9.1%	8.9%	8.3%	9.8%

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B Revenue Mix Note 6

	FY 24-25			FY 23-24			
	Q3	Q2	Q1	FY	Q4	Q3	Q2
Revenue from FPP	56.7%	56.7%	57.6%	59.2%	58.9%	59.9%	58.4%
Offshore Revenue — % of Services	60.8%	59.8%	57.9%	59.9%	60.4%	59.8%	59.9%

C Growth Metrics Note 1

	Q3'25 Reported QoQ%	Q3'25 Reported YoY%	Q3'25 Constant QoQ%	Q3'25 Constant YoY%
IT Services	-1.2%	-1.0%	0.1%	-0.7%
Strategic Market Units				
Americas 1	3.6%	3.3%	3.9%	3.7%
Americas 2	-1.2%	0.8%	-0.6%	1.2%
Europe	-5.4%	-4.9%	-2.7%	-4.6%
APMEA	-3.8%	-8.0%	-2.1%	-8.0%
Sectors				
Banking, Financial Services and Insurance	-3.0%	3.4%	-1.9%	3.4%
Consumer	-2.0%	0.0%	-0.9%	0.4%
Energy, Manufacturing and Resources Note 3	-1.5%	-9.3%	0.4%	-8.7%
Technology and Communications	-2.3%	-6.3%	-0.6%	-5.3%
Health	6.5%	4.4%	6.7%	4.5%

D Annexure to Datasheet

Break-up of Energy, Manufacturing and Resources Note 3

	Q3'25 Reported QoQ%	Q3'25 Reported YoY%	Q3'25 Constant QoQ%	Q3'25 Constant YoY%
Energy, Natural Resources and Utilities	-3.0%	-11.3%	-0.9%	-10.8%
Manufacturing	1.0%	-5.8%	2.5%	-5.1%

Segment-wise breakup of Cost of Revenues, S&M and G&A

Q3 FY24-25 (INR Mn)

Particulars	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	153,285	635	2	153,922
Selling and marketing expenses	16,002	71	8	16,081
General and administrative expenses	14,574	12	43	14,629
Total	183,861	718	53	184,632

Note 1: Constant currency (CC) for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

Note 2: IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

Note 3: Effective Q3'25 , we have merged Energy, Natural resources and Utilities and Manufacturing sectors for our external reporting. For the current quarter we are sharing the split of Energy, Natural resources and Utilities and Manufacturing sectors as part of annexure.

Note 4: Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and changes to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 1

Note 5: Large deal bookings constitute of deals greater than or equal to $30 million in total contract value terms

Note 6: IT Services excluding DOP (Digital Operations and Platforms) and entities which are not integrated in Wipro limited systems until that quarter.

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